Statement of Financial Condition
as of October 31, 2018

NATIONAL BANK OF CANADA FINANCIAL INC.

(SEC I.D. No. 8-39947)

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a public document.

NATIONAL BANK OF CANADA FINANCIAL INC.
Table of Contents

EISNERAMPER

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholder of National Bank of Canada Financial Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of National Bank of Canada Financial Inc. (the "Company") as of October 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of October 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2016.

EISNERAMPER LLP
New York, New York
December 21, 2018



NATIONAL BANK OF CANADA FINANCIAL INC.

Statement of Financial Condition

As of October 31, 2018
(In Thousands of U.S. Dollars)

	$
Assets	
Cash	2,866
Securities borrowed	3,120,274
Deposits with clearing broker-dealers and organizations	46,205
Receivable from broker-dealers and clearing organizations	114,056
Receivable from customers	58,263
Receivable from related parties	6,591
Securities owned, at fair value ($131,637 pledged under securities lending transactions and $41,861 pledged to a clearing organization)	555,523
Income taxes receivable	5,242
Deferred income taxes	595
Other assets	6,100
	3,915,715
Liabilities	
Bank loan payable to ultimate parent company	12,303
Securities loaned	3,127,632
Payable to broker-dealers and clearing organizations	180,192
Payable to customers	112
Payable to related parties	2,974
Securities sold, not yet purchased, at fair value	77,508
Income taxes payable to parent company	9,510
Accrued expenses and other liabilities	18,678
	3,428,909
Stockholder's Equity	
Common stock, par value of one cent per share:	
3,000 shares authorized	
1,000 shares issued and outstanding	-
Additional paid-in capital	456,537
Retained earnings	30,269
	486,806
	3,915,715

The accompanying notes are an integral part of this statement of financial condition.

1.   Description of the Business

National Bank of Canada Financial Inc. (the "Company") is a Delaware corporation, a registered broker-dealer under the *Securities Exchange Act of 1934* as well as a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation. The Company is also a member of the Depository Trust Company, the National Securities Clearing Corporation and the Options Clearing Corporation and is registered with the Municipal Securities Rulemaking Board.

The parent company of the Company is National Bank of Canada Financial Group Inc. ("parent company") and the Company is ultimately wholly-owned by National Bank of Canada ("NBC").

2.   Significant Accounting Policies

Basis of Presentation

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the statement of financial condition. These estimates and the underlying assumptions affect the amounts of assets, liabilities and reported disclosures about contingent assets and liabilities. Such estimates, including the fair value of financial instruments and valuation of deferred tax assets, are, by their nature, based on judgment and available information and, therefore, may vary from actual results. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from those estimates.

Financial Instruments Transactions

Financial instruments transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are recorded at fair value in accordance with FASB ASC 820, "Fair Value Measurement".

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, "Income Taxes", which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of assets and liabilities, including the accounting for uncertainty of income tax positions recognized in the statement of financial condition, prescribing a "more-likely-than-not" threshold and measurement attribute for recognition in the statement of financial condition of an asset or liability resulting from a tax position taken or expected to be taken in an income tax return.

2.   Significant Accounting Policies (continued)

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the period-end exchange rates.

Derivative Financial Instruments

The Company enters into various transactions involving derivative financial instruments, including swap, option and futures contracts. These financial instruments are used to manage market risks. If quoted market prices are not available, then fair values are estimated on the basis of pricing models, quoted prices of instruments with similar characteristics or discounted cash flows.

Recent Accounting Developments

In January 2016, the FASB issued ASU No. 2016-01, "Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities". ASU No. 2016-01 enhances the reporting model for financial instruments, which includes amendments to address aspects of recognition, measurement, presentation and disclosure. The new guidance affects all reporting organizations that hold financial assets or owe financial liabilities. The ASU is effective for years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is still evaluating the impact of ASU No. 2016-01 on its statement of financial condition.

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)". ASU 2016-02 will require organizations that lease assets with lease terms of more than 12 months to recognize assets and liabilities for the rights and obligations created by those leases on their statements of financial condition. The ASU will also require new qualitative and quantitative disclosures to help financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. ASU No. 2016-02 will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. The Company is still evaluating the impact of ASU No. 2016-02 on its statement of financial condition.

3.   **Fair Value and Financial Instruments**

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the use of observable inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the use of observable inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company have the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and are significant to the overall fair value measurement.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

3. **Fair Value and Financial Instruments (continued)**

Fair Value Measurement (continued)

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

(a) U.S. Treasury Bills

U.S. Treasury Bills are valued using quoted market prices and are categorized in Level 1 of the fair value hierarchy.

(b) Exchange-Traded Equity Securities, Exchange-Traded Funds and Exchange-Traded Real Estate Investment Trusts

Exchange-traded equity securities, exchange-traded funds and exchange-traded real estate investment trusts are valued using quoted market prices. Accordingly, these exchange-traded equity securities, funds and trusts are categorized in Level 1 of the fair value hierarchy.

(c) Listed Derivative Contracts

Listed derivatives that are actively traded, such as option and futures contracts, are valued based on quoted market prices and are categorized in Level 1 of the fair value hierarchy.

(d) Over-the-Counter ("OTC") Total Return Equity Swap Contracts

OTC total return equity swap contracts are valued using the accrual pricing methodology which prices each leg of the swap based on its accrued value. The value of the interest leg is simply the accrued interest, and the value of the equity leg is the difference between the last price of the underlying equity security and its fixing price, times the nominal amount of the shares, plus dividends paid. These swap contracts are categorized in Level 2 of the fair value hierarchy.

NATIONAL BANK OF CANADA FINANCIAL INC.
Notes to Statement of Financial Condition
October 31, 2018
(In Thousands of U.S. Dollars)

3. Fair Value and Financial Instruments (continued)

Fair Value Measurement (continued)

The following table presents the Company's fair value hierarchy for those financial assets and financial liabilities measured at fair value on a recurring basis:

| | Fair Value Measurements Using | | | | |
	Level 1	Level 2	Level 3	Netting	Total
	$	$	$	$	$
Financial assets					
Receivable from broker-dealers and clearing organizations					
Futures contracts	-	33,534	-	(33,534)	-
Securities owned					
Exchange-traded equity securities	438,523	-	-	-	438,523
Exchange-traded funds	97,849	-	-	-	97,849
Exchange-traded real estate investment trust units	10,187	-	-	-	10,187
Exchange-traded options contracts	8,964	-	-	-	8,964
	555,523	-	-	-	555,523
	555,523	33,534	-	(33,534)	555,523
Financial liabilities					
Payable to broker-dealers and clearing organizations					
Futures contracts	-	5,958	-	(1,468)	4,490
Payable to related parties					
Total return equity swap contract	-	35	-	-	35
Securities sold, not yet purchased					
Exchange-traded equity securities	68,469	-	-	-	68,469
Exchange-traded funds	311	-	-	-	311
Exchange-traded options contracts	8,728	-	-	-	8,728
	77,508	-	-	-	77,508
	77,508	5,993	-	(1,468)	82,033

There were no transfers between all levels of the fair value hierarchy during the year.

3. Fair Value and Financial Instruments (continued)

Fair Value Measurement (continued)

The two following tables present information about the offsetting of fair values of futures contracts and related margin balances recorded in amounts receivable from broker-dealers and clearing organizations in the statement of financial condition:

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments	Cash Collateral Received	
	$	$	$	$	$	$
Equity futures contracts	33,534	(33,534)	-	-	-	-

Gross amounts of recognized assets presented in the table above represent fair values of futures contracts. Fair values of futures contracts are recorded as amounts receivable from broker-dealers and clearing organizations in the statement of financial condition. The gross amounts offsetting gross amounts of recognized assets include (1) an offset of $1,468 representing negative fair values of certain futures contracts which are presented in the following table as gross amounts of recognized liabilities and which are settled on a net basis with the futures contracts presented in the table above; and (2) an offset of $32,066 of cash collected from a clearing organization in settlement of the net unrealized gain associated with the open futures contracts cleared with this organization.

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments	Cash Collateral Pledged	
	$	$	$	$	$	$
Equity futures contracts	5,958	(1,468)	4,490	-	-	4,490

Gross amounts of recognized liabilities presented in the table above represent fair values of futures contracts. The gross amounts offsetting gross amounts of recognized liabilities represent the negative fair values of certain futures contracts which are either (1) settled on a net basis with futures contracts presenting positive fair values; or (2) netted against cash held in the Company's commodities trading accounts, all of which are recorded as amounts receivable from broker-dealers and clearing organizations in the statement of financial condition.

NATIONAL BANK OF CANADA FINANCIAL INC.
Notes to Statement of Financial Condition
October 31, 2018
(In Thousands of U.S. Dollars)

3. Fair Value and Financial Instruments (continued)

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value in the Company's statement of financial condition.

The carrying value of financial instruments not measured at fair value categorized in the fair value hierarchy as Level 1 or Level 2 (e.g. cash and securities borrowed) approximates fair value because of the relatively short period of time between their origination and expected maturity.

	Carrying Value	Fair Value	Fair Value Measurements Using		
			Level 1	Level 2	Level 3
	$	$	$	$	$
Financial assets					
Cash	2,866	2,866	2.866	-	-
Securities borrowed	3,120,274	3,120,274	-	3,120,274	-
Deposits with clearing broker-dealers and organizations	46,205	46,205	46,205	-	-
Receivable from broker-dealers and clearing organizations	114,056	114,056	-	114,056	-
Receivable from customers	58,263	58,263	-	58,263	-
Receivable from related parties	6,591	6,591	-	6,591	-
Other assets	3,858	3,858	-	3,858	-
	3,352,113	3,352,113	49,071	3,303,042	-
Financial liabilities					
Bank loan payable to ultimate parent company	12,303	12,303	-	12,303	-
Securities loaned	3,127,632	3,127,632	-	3,127,632	-
Payable to broker-dealers and clearing organizations	175,702	175,702	-	175,702	-
Payable to customers	112	112	-	112	-
Payable to related parties	2,939	2,939	-	2,939	-
Accrued expenses and other liabilities	11,067	11,067	-	11,067	-
	3,329,755	3,329,755	-	3,329,755	-

3. **Fair Value and Financial Instruments (continued)**

Risk Management

(a) Position Risk and Interest Rate Risk

The position risk of the Company corresponds to the risk that fluctuation in the prices of securities and in interest rates result in losses. The risk related to the fluctuation in the prices of securities represents the loss the Company might incur due to changes in the fair value of a given instrument. Interest rate risk corresponds to the possible effect of fluctuations in interest rates on the Company's income and the return on stockholder's equity. The Company protects itself against these risks through hedging techniques and market exposure limits.

(b) Credit Risk and Credit Risk Concentration

Credit risk is the risk of financial loss as a result of default by a counterparty with respect to its obligations towards the Company. The Company attempts to limit credit risk by dealing with counterparties it deems creditworthy and by ensuring compliance with agreements.

Credit risk concentration also arises when the Company grants loans to a single debtor or group of debtors with similar characteristics such that a change in economic or other circumstances could have the same impact on their ability to honor their obligations. The Company's greatest concentration of counterparty risk is with related parties. This concentration arises in the normal course of the Company's business and management does not believe it to be unusual.

As of October 31, 2018, the Company's greatest concentration of credit risk is from amounts totaling $6,591 that are receivable from National Bank Financial Inc. ("NBFI"), a company ultimately under common control. For further information on related party transactions with NBFI, see Note 7.

Derivative Financial Instruments

Derivative financial instruments are financial contracts whose value is derived from an underlying interest rate, exchange rate, equity, commodity, credit instrument or index. Derivatives include swap, futures, forward or option contracts, or other financial instruments with similar characteristics.

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Open equity in futures transactions is recorded as a receivable from or payable to broker-dealers and clearing organizations, as applicable.

Derivative financial instruments used for purposes other than trading are carried at fair value. The Company has entered into total return equity swaps with NBC to economically hedge the Company's exposure arising from an employee compensation plan linked to the future fluctuation of NBC's stock price.

NATIONAL BANK OF CANADA FINANCIAL INC.
Notes to Statement of Financial Condition
October 31, 2018
(In Thousands of U.S. Dollars)

3. **Fair Value and Financial Instruments (continued)**

    Derivative Financial Instruments (continued)

    Notional amounts of derivative financial instruments are not presented in assets and liabilities in the statement of financial condition. They represent the set underlying principal of a derivative financial instrument and serve as a point of reference in applying an exchange rate, interest rate, stock market price or other variable in order to determine the amount of cash flows to be exchanged.

    Notional amounts of derivative financial instruments as of October 31, 2018, are as follows:

	One Year or Less	One to Five Years	Total Contracts
	$	$	$
Equity derivatives			
OTC contract			
Swap	6,746	-	6,746
Exchange-traded contracts			
Long futures contracts	89,727	-	89,727
Short futures contracts	507,858	-	507,858
Long options contracts	82,491	-	82,491
Short options contracts	82,491	-	82,491
	769,313	-	769,313

    During the year, notional amounts of derivative financial instrument contracts entered into by the Company have fluctuated in the range of $400,000 to $850,000.

3. Fair Value and Financial Instruments (continued)

Derivative Financial Instruments (continued)

Fair values of derivative financial instruments as of October 31, 2018, are as follows:

	Assets	Liabilities
	$	$
Equity derivatives		
OTC contracts		
Swap	-	35
Exchange-traded contracts		
Futures contracts	33,534	5,958
Options contracts	8,964	8,728
Total derivatives	42,498	14,721
Netting	(33,534)	(1,468)
	8,964	13,253

Derivative financial instruments present credit risk. This is the risk of financial loss that the Company will have to assume if the counterparty fails to honor its contractual obligations.

In case of exchange-traded contracts, exposure to credit risk is limited because these transactions are standardized contracts executed on established exchanges, each of which is associated with a well-capitalized clearing house that assumes the obligations of both counterparties and guarantees their performance obligations. All exchange-traded contracts are subject to initial margins and daily settlement.

4. Securities Borrowed and Loaned

Securities borrowed transactions require the Company to deposit cash with the lender. The Company is permitted to sell or re-pledge the securities received. As of October 31, 2018, the fair value of securities received under securities borrowed transactions amounted to $3,028,718 of which the Company re-pledged $2,907,084 under securities loaned transactions.

The Company pledges certain of its securities owned for securities lending transactions. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The carrying value of pledged securities owned that can be sold or re-pledged by the counterparty was $131,637, as presented on the face of the statement of financial condition as of October 31, 2018.

The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received, adjusted for additional collateral obtained or received. Interest on such transactions when conducted with unrelated parties is accrued and is included on the statement of financial condition in other assets and in accrued expenses and other liabilities. Interest on such transactions when conducted with related parties is accrued and is included on the statement of financial condition in amounts receivable from and payable to related parties. For further information on securities borrowed and loaned transactions with related parties, see Note 7.

The following table presents as of October 31, 2018, the gross and net balances of securities borrowed.

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		
				Financial Instruments	Cash Collateral Received	Net Amount
	$	$	$	$	$	$
Securities borrowed	3,120,274	-	3,120,274	(3,028,718)	-	91,556

4.   Securities Borrowed and Loaned (continued)

The following table presents as of October 31, 2018, the gross and net balances of securities loaned.

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments	Cash Collateral Pledged	
	$	$	$	$	$	$
Securities loaned	3,127,632	-	3,127,632	(3,038,721)	-	88,911

The following tables present as of October 31, 2018, security class information related to the gross asset for securities borrowed and the gross liability for securities loaned as well as the remaining maturity of the agreements.

	Securities Borrowed	Securities Loaned
	$	$
Exchange-traded equity securities, funds and real estate investment trusts	3,120,274	3,127,632

	Overnight and Open	Up to 30 Days	30-90 Days	Greater Than 90 Days	Total
	$	$	$	$	$
Securities borrowed	3,120,274	-	-	-	3,120,274
Securities loaned	3,127,632	-	-	-	3,127,632

5. Receivable From and Payable to Broker-Dealers and Clearing Organizations

The Company's institutional client security transactions are settled in cash against delivery or receipt of securities. These transactions are cleared by NBFI.

Amounts receivable from and payable to broker-dealers and clearing organizations as of October 31, 2018, consist of the following:

	Receivable	Payable
	$	$
Securities failed-to-receive (Note 7)	-	58,151
Receivable from/payable to broker-dealers (Note 7)	114,056	114,046
Payable to clearing organizations	-	7,995
	114,056	180,192

Securities failed-to-receive represent the contract value of securities which have not been received by the Company on settlement date.

6. Receivable from and Payable to Customers

As of October 31, 2018, amounts receivable from and payable to customers consist of the following:

	Receivable	Payable
	$	$
Securities failed-to-deliver/receive	58,263	112

Securities failed-to-deliver represent the contract value of securities which have not been delivered by the Company on settlement date.

7.   Related Party Transactions

The Company is involved in securities lending transactions with NBFI and has service agreements in place with NBFI and NBC, and NBC's U.S. branch. The service agreements describe certain services, expense sharing arrangements and other assistance the Company provides to its affiliates as well as describing services and functions provided by those affiliates to the Company.

The following table sets forth the Company's related party assets and liabilities as of October 31, 2018:

	NBFI	NBC	Total
	$	$	$
Assets			
Cash	-	2,862	2,862
Securities borrowed	2,080,238	-	2,080,238
Receivable from broker-dealers and clearing organizations			
Receivable from broker-dealers	114,056	-	114,056
Receivable from related parties			
Net interest receivable resulting from securities lending transactions due by November 30, 2018	2,444	-	2,444
Receivable bearing no interest with no fixed term of payment	4,147	-	4,147
	6,591	-	6,591
	2,200,885	2,862	2,203,747
Liabilities			
Bank loan payable to ultimate parent company			
Loan bearing interest at the rate of 2.2% per annum, maturing on November 1, 2018	-	12,303	12,303
Securities loaned	368,476	-	368,476
Payable to broker-dealers and clearing organizations			
Securities failed-to-receive	57,862	-	57,862
Payable to broker-dealers	160	-	160
	58,022	-	58,022
Payable to related parties			
Payable bearing no interest with no fixed term of payment	-	2,974	2,974
	426,498	15,277	441,775

8. **Income Taxes**

The Company files its U.S. federal income tax return on a consolidated basis with its parent company and certain other subsidiaries of the parent company. Similarly the Company is included in the combined state and local income tax returns filed by the parent company and certain other subsidiaries of the parent company.

As of October 31, 2018, income taxes receivable amounted to $5,242 and income taxes payable to parent company amounted to $9,510.

Deferred income tax assets are recognized for temporary differences that will result in deductible amounts in future periods. Deferred tax liabilities are recognized for temporary differences that will result in taxable amounts in future periods. Recorded in the deferred tax balances are differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

As of October 31, 2018, the Company had deferred income tax assets totaling $595 and had no deferred income tax liabilities.

As of October 31, 2018, the Company had no gross unrecognized tax benefits. The Company is currently under examination by the Internal Revenue Service for income tax returns for the years ended October 31, 2012 to 2016 and by New York State for income tax returns for the years ended October 31, 2015 to 2017. The Company remains subject to examination by state, local and foreign tax authorities for income tax returns for the years ended October 31, 2014 to 2018, as well as for its U.S. federal income tax return for the years ended October 31, 2017 and 2018.

9. **Commitments and Contingencies**

Commitments

As of October 31, 2018, the Company is committed under an operating lease for office facilities. The Company's future commitments are summarized below by year of expiration.

Year Ending on October 31st of:	$
2019	1,203
2020	1,363
2021	1,363
2022	1,363
2023	1,363
Thereafter	7,500
Total minimum lease payments	14,155

Contingencies

The Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending legal proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company. Provisions for losses are established in accordance with FASB ASC 450, "Accounting for Contingencies", when warranted. Once established, such provisions are adjusted when there is more information available or when an event occurs requiring a change.

10. Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the *Securities Exchange Act of 1934*, which requires the maintenance of minimum net capital. A broker-dealer that fails to comply with Rule 15c3-1 may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as the FINRA, including censures, fines, suspension, or expulsion. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to $250.

As of October 31, 2018, the Company had net capital, as defined, of $457,603, which was $457,353 in excess of its minimum net capital of $250.

11. 401(k) Plan

The Company's 401(k) Plan (the "Plan") allows employees to participate after satisfying the requirements of being 21 years of age or older and completing one month of employment. The Company makes matching contributions to the Plan in the amount of 50% of the participant's contribution up to 6% of the participant's compensation.